EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

QUHUO LIMITED

July 7, 2026

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 a.m. Eastern Time on July 1, 2026.

↓ Please detach along perforated line and mail in the envelope provided. ↓

Resolutions presented for consideration by the Extraordinary General Meeting of Shareholders on July 7, 2026.
THE BOARD RECOMMENDS A VOTE "FOR" PROPOSALS 2-5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. By way of a special resolution, each of the resolutions passed as Proposals 2, 3, 4 and 5 at the extraordinary general meeting of the Company held on March 11, 2026 be and is hereby revoked in its entirety and shall be of no further force or effect, to the extent that such resolutions have not already been implemented.	☐	☐	☐
2. (Ordinary Resolution): Approval of a 32,000-to-1 share consolidation across all classes (and any undesignated shares), changing par value from US$0.0001 to US$3.20, effective simultaneously with Proposal 1; no fractional shares to be issued and aggregated fractional entitlements to be rounded up.	☐	☐	☐
3. (Ordinary Resolution): Approval, immediately following Proposal 2, to increase the Company's authorized share capital to US$3,840,000,000 divided into 1,200,000,000 shares (Class A: 1,000,000,000; Class B: 10,000,000; Class C: 10,000,000; Undesignated: 180,000,000), each with par value US$3.20.	☐	☐	☐
4. By way of a special resolution, that immediately following the Share Capital Increase and conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):	☐	☐	☐

(a) the par value of each authorized share in the capital of the Company (whether issued or unissued) be reduced from US$3.20 per share to US$0.0001 per share and the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$3.19999 on each of the then issued shares of the Company (the "Capital Reduction");

4. (continued)

(b) the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(c) immediately following the Capital Reduction, the authorized share capital of the Company shall be changed,

FROM: US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$3.20 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of US$3.20 each, (iii) 10,000,000 Class C Ordinary Shares of a par value of US$3.20 each and (iv) 180,000,000 shares of a par value of US$3.20 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company

TO: US$120,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the "New Class A Ordinary Shares"), (ii) 10,000,000 Class B Ordinary Shares of a par value of US$0.0001 each (the "New Class B Ordinary Shares"), (iii) 10,000,000 Class C Ordinary Shares of a par value of US$0.0001 each (the "New Class C Ordinary Shares"), and (iv) 180,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company (the "New Undesignated Shares"), of which 2,747,571 New Class A Ordinary Shares, 197 New Class B Ordinary Shares, and 3,125 New Class C Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

(d) each of the New Class A Ordinary Shares, New Class B Ordinary Shares, New Class C Ordinary Shares and New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

	FOR	AGAINST	ABSTAIN
5. (Ordinary Resolution): Approval to authorize the Board, within five (5) years after the date of the EGM (or such date as any director or the Chief Executive Officer deems advisable), to effect an additional share consolidation of 1,000-to-1, or such lesser whole number (not less than 2) as the Board may determine in its sole discretion (the "Potential Share Consolidation").	☐	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.